June 3, 2025

Gary A. Harris
Chief Executive Officer
Farmers and Merchants Bancshares, Inc.
4510 Lower Beckleysville Road, Suite H
Hampstead, MD 21074

       Re: Farmers and Merchants Bancshares, Inc.
           Registration Statement on Form S-1
           Filed May 23, 2025
           File No. 333-287550
Dear Gary A. Harris:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Andrew Bulgin, Esq.